UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

National Storage Affiliates Trust

(Name of Issuer)
Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)
637870106

(CUSIP Number)
December 31, 2015

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
✓	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637870106

1.	Names of Reporting Persons Arlen D. Nordhagen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,139,921(1)(2)

	6.	Shared Voting Power 119,397(2)(3)

	7.	Sole Dispositive Power 3,139,921(1)(2)

	8.	Shared Dispositive Power 119,397(2)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,259,318

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.40%(4)

12.	Type of Reporting Person (See Instructions) IN

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(1)
Consists of (i) 48,500 common shares of beneficial interest, $0.01 par value per share ("Shares") of National Storage Affiliates Trust (the "Company"), 4,501 Class A common units of limited partner interest ("Class A OP Units") of NSA OP, LP (the "Partnership"), and 747,607 Class A OP Units issuable upon the conversion of 747,607 long-term incentive plan units of the Partnership ("LTIP Units") that are vested or may vest within 60 days of the date hereof ("Vested LTIP Units") held directly by Mr. Nordhagen; (ii) 118,100 Shares and 50,000 Class A OP Units beneficially owned by Mr. Nordhagen through Nordhagen LLLP, for which Mr. Nordhagen is the general partner; (iii) 1,733,979 Class A OP Units beneficially owned by Mr. Nordhagen through SecurCare Portfolio Holdings, Ltd. ("Holdings"), for which Mr. Nordhagen is the majority owner of Holdings' general partner, SecurCare Self Storage, Inc. (the "General Partner"), and one of three members of the General Partner's board of directors with the right to appoint such other directors; (iv) 121,871 Class A OP Units and 158,963 Class A OP Units issuable upon the conversion of 158,963 Vested LTIP Units beneficially owned by Mr. Nordhagen through the General Partner, for which Mr. Nordhagen is the majority owner and one of three members of its board of directors with the right to appoint such other directors; (v) 30,000 Class A OP Units beneficially owned by Mr. Nordhagen through Salt Lick Productions, LLC, for which Mr. Nordhagen is the managing member; and (vi) 126,400 Class A OP Units beneficially owned through National Storage Affiliates Holdings LLC, for which Mr. Nordhagen is Chief Executive Officer. Excludes 213,760 unvested LTIP Units (79,660 of which will never vest because vesting was contingent upon a contribution of certain properties to the Company that were subsequently sold to a third-party), 2,271,007 Class B common units of limited partner interest ("Subordinated Performance Units") of the Partnership, and 421,115 units in subsidiaries of the Partnership ("DownREIT Units") held indirectly by Mr. Nordhagen which are not convertible into or exchangeable for Shares within 60 days of the date hereof. The unvested LTIP units were granted to Mr. Nordhagen or entities controlled by Mr. Nordhagen under the Company's 2013 Long-Term Incentive Plan, and vest along a schedule at certain times prior to December 31, 2017, upon the achievement of certain performance goals.

(2)
Beginning on April 28, 2016, Mr. Nordhagen will have the right to cause the Partnership to redeem a portion of the Class A OP Units (including Class A OP Units issuable upon the conversion of Vested LTIP Units on a one-for-one basis) for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(3)
Consists of (i) 55,100 Shares owned by Mr. Nordhagen's spouse, for which Mr. Nordhagen disclaims beneficial ownership; (ii) 39,300 Shares beneficially owned through The Nord Foundation, for which Mr. Nordhagen, as President and a trustee, shares voting and investment power with the other trustees; and (iii) 24,997 Class A OP Units beneficially owned through PhiNord, LLC, for which Mr. Nordhagen, as member manager, shares voting and investment power with another member manager.

(4)
For purposes of determining the percentage of Shares beneficially owned by Mr. Nordhagen, the numerator is comprised of all of Mr. Nordhagen's Shares together with each Class A OP unit and each Vested LTIP Unit beneficially owned as if each such unit was exchanged for one Share, and the denominator is comprised of all of the Company's 23,015,751 outstanding Shares together with each Class A OP unit and each Vested LTIP Unit beneficially owned by Mr. Nordhagen as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units or Vested LTIP Units held by other persons are exchanged for Shares and excludes all unvested LTIPs, Subordinated Performance Units, and DownREIT Units.

CUSIP No. 637870106

1.	Names of Reporting Persons SecurCare Self Storage, Inc. (the "General Partner")

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,014,813(5)(6)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,014,813(5)(6)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,813

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.05%(7)

12.	Type of Reporting Person (See Instructions) CO

(5)
Consists of (i) 121,871 Class A OP Units and 158,963 Class A OP Units issuable upon the conversion of 158,963 Vested LTIP Units directly held by the General Partner and (ii) 1,733,979 Class A OP Units beneficially owned through Holdings, for which the General Partner is the general partner and Mr. Nordhagen is the majority owner of the General Partner, and one of three members of the General Partner's board of directors with the right to appoint such other directors. Excludes 1,898,886 Subordinated Performance Units and 31,367 unvested LTIPs held directly or indirectly by the General Partner.

(6)
Beginning on April 28, 2016, the General Partner will have the right to cause the Partnership to redeem a portion of the Class A OP Units (including Class A OP Units issuable upon the conversion of Vested LTIP Units on a one-for-one basis) for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(7)
For purposes of determining the percentage of Shares beneficially owned by the General Partner, the numerator is comprised of all of the General Partner's Class A OP Units and Vested LTIP Units as if each such unit was exchanged for one Share, and the denominator is comprised of all of the Company's 23,015,751outstanding Shares together with each Class A OP unit and each Vested LTIP Unit beneficially owned by the General Partner as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units or Vested LTIP Units held by other persons are exchanged for Shares and excludes all unvested LTIPs, Subordinated Performance Units, and DownREIT Units.

CUSIP No. 637870106

1.	Names of Reporting Persons SecurCare Portfolio Holdings, Ltd. ("Holdings")

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,733,979(8)(9)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,733,979(8)(9)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,733,979

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.01%(10)

12.	Type of Reporting Person (See Instructions) PN

(8)
Consists of 1,733,979 Class A OP Units held directly by Holdings, for which the General Partner is the general partner and Mr. Nordhagen is the majority owner of the General Partner, and one of three members of the General Partner's board of directors with the right to appoint such other directors. Excludes 1,540,676 Subordinated Performance Units held directly by Holdings.

(9)
Beginning on April 28, 2016, Holdings will have the right to cause the Partnership to redeem a portion of the Class A OP Units for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(10)
For purposes of determining the percentage of Shares beneficially owned by Holdings, the numerator is comprised of all of Holdings' Class A OP Units as if each such unit was exchanged for one Share, and the denominator is comprised of all of the Company's 23,015,751 outstanding Shares together with each Class A OP unit beneficially owned by Holdings as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units or Vested LTIP Units held by other persons are exchanged for Shares and excludes all unvested LTIPs, Subordinated Performance Units, and DownREIT Units.

Item 1.
	(a)	Name of Issuer National Storage Affiliates Trust
	(b)	Address of Issuer’s Principal Executive Offices 5200 DTC Parkway, Suite 200, Greenwood Village, CO 80111

Item 2.
	(a)	Name of Persons Filing (1) Arlen D. Nordhagen (2) SecurCare Self Storage, Inc. (3) SecurCare Portfolio Holdings, Ltd.
(b)
Address of Principal Business Office or, if none, Residence
(1) Arlen D. Nordhagen, 5200 DTC Parkway, Suite 200, Greenwood Village, CO 80111
(2) SecurCare Self Storage, Inc., 9226 Teddy Lane, Suite 100, Lone Tree, CO 80124
(3) SecurCare Portfolio Holdings, Ltd., 9226 Teddy Lane, Suite 100, Lone Tree, CO 80124

	(c)	Citizenship (1) United States of America (2) Colorado (3) Colorado
	(d)	Title of Class of Securities Common Shares of Beneficial Interest, par value $0.01 per share
	(e)	CUSIP Number 637870106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

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Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: (1) Arlen D. Nordhagen: 3,259,318 (2) SecurCare Self Storage, Inc. (the "General Partner"): 2,014,813 (3) SecurCare Portfolio Holdings, Ltd ("Holdings"): 1,733,979
(b) Percent of class: (1) Arlen D. Nordhagen: 12.40% (4) (2) SecurCare Self Storage, Inc.: 8.05%(7) (3) SecurCare Portfolio Holdings, Ltd: 7.01% (10)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote (1) Arlen D. Nordhagen: 3,139,921(1)(2) (2) SecurCare Self Storage, Inc.: 2,014,813(5)(6) (2) SecurCare Portfolio Holdings, Ltd: 1,733,979(8)(9)
(ii) Shared power to vote or to direct the vote (1) Arlen D. Nordhagen: 119,397(2)(3) (2) SecurCare Self Storage, Inc.: 0 (3) SecurCare Portfolio Holdings, Ltd: 0
(iii) Sole power to dispose or to direct the disposition of (1) Arlen D. Nordhagen: 3,139,921(1)(2) (2) SecurCare Self Storage, Inc.: 2,014,813(5)(6) (2) SecurCare Portfolio Holdings, Ltd: 1,733,979(8)(9)
(iv) Shared power to dispose or to direct the disposition of (1) Arlen D. Nordhagen: 119,397(2)(3) (2) SecurCare Self Storage, Inc.: 0 (3) SecurCare Portfolio Holdings, Ltd: 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
The identification of all affiliated entities through which the Reporting Persons beneficially own Shares, Class A OP Units, and Vested LTIP Units is set forth in footnotes (1) and (3) to this Schedule 13G.

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group

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(1)
Consists of (i) 48,500 common shares of beneficial interest, $0.01 par value per share ("Shares") of National Storage Affiliates Trust (the "Company"), 4,501 Class A common units of limited partner interest ("Class A OP Units") of NSA OP, LP (the "Partnership"), and 747,607 Class A OP Units issuable upon the conversion of 747,607 long-term incentive plan units of the Partnership ("LTIP Units") that are vested or may vest within 60 days of the date hereof ("Vested LTIP Units") held directly by Mr. Nordhagen; (ii) 118,100 Shares and 50,000 Class A OP Units beneficially owned by Mr. Nordhagen through Nordhagen LLLP, for which Mr. Nordhagen is the general partner; (iii) 1,733,979 Class A OP Units beneficially owned by Mr. Nordhagen through SecurCare Portfolio Holdings, Ltd. ("Holdings"), for which Mr. Nordhagen is the majority owner of Holdings' general partner, SecurCare Self Storage, Inc. (the "General Partner"), and one of three members of the General Partners' board of directors with the right to appoint such other directors; (iv) 121,871 Class A OP Units and 158,963 Class A OP Units issuable upon the conversion of 158,963 Vested LTIP Units beneficially owned by Mr. Nordhagen through the General Partner, for which Mr. Nordhagen is the majority owner and one of three members of its board of directors with the right to appoint such other directors; (v) 30,000 Class A OP Units beneficially owned by Mr. Nordhagen through Salt Lick Productions, LLC, for which Mr. Nordhagen is the managing member; and (vi) 126,400 Class A OP Units beneficially owned through National Storage Affiliates Holdings LLC, for which Mr. Nordhagen is Chief Executive Officer. Excludes 213,760 unvested LTIP Units (79,660 of which will never vest because vesting was contingent upon a contribution of certain properties to the Company that were subsequently sold to a third-party), 2,271,007 Class B common units of limited partner interest ("Subordinated Performance Units") of the Partnership, and 421,115 units in subsidiaries of the Partnership ("DownREIT Units") held indirectly by Mr. Nordhagen which are not convertible into or exchangeable for Shares within 60 days of the date hereof. The unvested LTIP units were granted to Mr. Nordhagen or entities controlled by Mr. Nordhagen under the Company's 2013 Long-Term Incentive Plan, and vest along a schedule at certain times prior to December 31, 2017, upon the achievement of certain performance goals.

(2)
Beginning on April 28, 2016, Mr. Nordhagen will have the right to cause the Partnership to redeem a portion of the Class A OP Units (including Class A OP Units issuable upon the conversion of Vested LTIP Units on a one-for-one basis) for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(3)
Consists of (i) 55,100 Shares owned by Mr. Nordhagen's spouse, for which Mr. Nordhagen disclaims beneficial ownership; (ii) 39,300 Shares beneficially owned through The Nord Foundation, for which Mr. Nordhagen, as President and a trustee, shares voting and investment power with the other trustees; and (iii) 24,997 Class A OP Units beneficially owned through PhiNord, LLC, for which Mr. Nordhagen, as member manager, shares voting and investment power with another member manager.

(4)
For purposes of determining the percentage of Shares beneficially owned by Mr. Nordhagen, the numerator is comprised of all of Mr. Nordhagen's Shares together with each Class A OP unit and each Vested LTIP Unit beneficially owned as if each such unit was exchanged for one Share, and the denominator is comprised of all of the Company's 23,015,751 outstanding Shares together with each Class A OP unit and each Vested LTIP Unit beneficially owned by Mr. Nordhagen as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units or Vested LTIP Units held by other persons are exchanged for Shares and excludes all unvested LTIPs, Subordinated Performance Units, and DownREIT Units.

(5)
Consists of (i) 121,871 Class A OP Units and 158,963 Class A OP Units issuable upon the conversion of 158,963 Vested LTIP Units directly held by the General Partner and (ii) 1,733,979 Class A OP Units beneficially owned through Holdings, for which the General Partner is the general partner and Mr. Nordhagen is the majority owner of the General Partner, and one of three members of the General Partner's board of directors with the right to appoint such other directors. Excludes 1,898,886 Subordinated Performance Units and 31,367 unvested LTIPs held directly or indirectly by the General Partner.

(6)
Beginning on April 28, 2016, the General Partner will have the right to cause the Partnership to redeem a portion of the Class A OP Units (including Class A OP Units issuable upon the conversion of Vested LTIP Units on a one-for-one basis) for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(7)
For purposes of determining the percentage of Shares beneficially owned by the General Partner, the numerator is comprised of all of the General Partner's Class A OP Units and Vested LTIP Units as if each such unit was exchanged for one Share, and the denominator is comprised of all of the Company's 23,015,751outstanding Shares together with each Class A OP unit and each Vested LTIP Unit beneficially owned by the General Partner as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units or Vested LTIP Units held by other persons are exchanged for Shares and excludes all unvested LTIPs, Subordinated Performance Units, and DownREIT Units.

(8)
Consists of 1,733,979 Class A OP Units held directly by Holdings, for which the General Partner is the general partner and Mr. Nordhagen is the majority owner of the General Partner, and one of three members of the General Partner's board of directors with the right to appoint such other directors. Excludes 1,540,676 Subordinated Performance Units held directly by Holdings.

(9)
Beginning on April 28, 2016, Holdings will have the right to cause the Partnership to redeem a portion of the Class A OP Units for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(10)
For purposes of determining the percentage of Shares beneficially owned by Holdings, the numerator is comprised of all of Holdings' Class A OP Units as if each such unit was exchanged for one Share, and the denominator is comprised of all of the Company's 23,015,751 outstanding Shares together with each Class A OP unit beneficially owned by Holdings as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units or Vested LTIP Units held by other persons are exchanged for Shares and excludes all unvested LTIPs, Subordinated Performance Units, and DownREIT Units.

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016
Date
/s/ ARLEN D. NORDHAGEN
Signature
Arlen D. Nordhagen
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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